UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_____________________

LIFEWAY FOODS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________

Common Stock, no par value

(Title of Class of Securities)

531914109

(CUSIP Number of Class of Securities)

Douglas A. Hass

General Counsel and Assistant Corporate Secretary

Lifeway Foods, Inc.

6431 Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Timothy Lavender, Esq.

Kelley Drye & Warren LLP

333 West Wacker Drive, Suite 2600

Chicago, IL 60606

(312) 857-7070

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$6,000,000	$695.40

____________________

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in aggregate of up to 705,882 shares of Common Stock, no par value, at the minimum tender offer price of $8.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $695.40	Filing Party: Lifeway Foods, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) by Lifeway Foods, Inc., an Illinois corporation (“Lifeway”), on June 26, 2017 (as it may be further amended or supplemented from time to time, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Lifeway’s offer to purchase for cash up to $6.0 million of shares of its common stock, no par value (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $8.50 and not more than $9.50 per Share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 26, 2017 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On July 26, 2017, Lifeway issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on July 25, 2017. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference herein.”.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)          Press release, dated July 26, 2017, announcing the preliminary results of the tender offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct

LIFEWAY FOODS, INC.

Date: July 26, 2017	By:	/s/ Douglas A. Hass
Douglas A. Hass
General Counsel and Assistant Corporate Secretary

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INDEX OF EXHIBITS

(a)(1)(A)	Offer to Purchase, dated June 26, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 26, 2017.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 26, 2017.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release, dated June 26, 2017 announcing the Company’s commencement of the tender offer.*

(a)(5)(B)	Press release, dated July 26, 2017, announcing the preliminary results of the tender offer.

(b)	Not applicable.

(c)	None

(d)(1)	Stock Purchase Agreement dated October 1, 1999 by and among Danone Foods, Inc., Lifeway Foods, Inc., Michael Smolyansky and certain other parties (incorporated by reference to Exhibit 10.10 to Lifeway's Current Report on Form 8-K dated October 1, 1999, and filed October 12, 1999 (File No. 000-17363)).

(d)(2)	Stockholders' Agreement dated October 1, 1999 by and among Danone Foods, Inc., Lifeway Foods, Inc., Michael Smolyansky and certain other parties (incorporated by reference to Exhibit 10.11 to Lifeway's Current Report on Form 8-K dated October 1, 1999, and filed October 12, 1999 (File No. 000-17363)).

(d)(3)	Letter Agreement dated December 24, 1999 (amending original Stockholders' Agreement with Danone Foods, Inc.) (incorporated by reference to Exhibit 10.12 to Lifeway's Current Report on Form 8-K dated December 24, 1999, and filed January 12, 2000 (File No. 000-17363)).

(d)(4)	Employment Agreement, dated September 12, 2002, between Lifeway Foods, Inc. and Julie Smolyansky (incorporated by reference to Exhibit 10.14 to Amendment No. 2 filed April 30, 2003 to Lifeway's Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 2002 (File No. 000-17363)).

(d)(5)	Employment Agreement by and between the Company and John Waldron, dated as of April 21, 2017 (incorporated by reference to Exhibit 10.3 to Lifeway's Current Report on Form 8-K dated April 26, 2017 and filed on April 26, 2017 (File No. 000-17363)).

(g)	None.

(h)	None.

_______________________

*        Previously filed as exhibits to the initial Schedule TO filed on June 26, 2017

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